August 6, 2008
VIA EDGAR AND FEDERAL EXPRESS
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jeffrey P. Riedler and Sebastian Gomez Abero (Mail Stop 6010)

Re:	Reinsurance Group of America, Incorporated
Registration Statement on Form S-4 for Exchange Offer
Gentlemen:
We are writing this letter on behalf of Reinsurance Group of America, Incorporated (“RGA” or the “Company”) in connection with the filing of an initial Registration Statement on Form S-4 (the “New Registration Statement”), which includes the exchange offer prospectus that was previously included in the Company’s Registration Statement on Form S-4 (No. 333-151390) (the “Prior Registration Statement”). The Company is concurrently filing a Registration Statement on Form 8-A to register its class B common stock under the Securities Exchange Act of 1934.
As discussed with the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), the Company amended the Prior Registration Statement to remove the exchange offer prospectus before such Registration Statement was declared effective, with a view to filing the New Registration Statement so that it might continue to be reviewed and declared effective subsequent to the Prior Registration Statement.
The form of exchange offer prospectus included in the New Registration Statement is substantially the same as the form previously included in the Prior Registration Statement. Some of the changes include:
•	The insertion of corresponding sections from the proxy statement/prospectus in place of former explanatory notes referencing those sections;

•	Conforming changes that were made to the proxy statement/prospectus in subsequent filings, including the incorporation by reference of the Quarterly Reports on Form 10-Q of MetLife, Inc. (“MetLife”) and RGA, and corresponding updates to their respective summary historical financial information; and

•	The removal of the page number prefix “Offer-”

U.S. Securities and Exchange Commission
Division of Corporation Finance

With respect to Comment #43 in the Staff’s comment letter dated July 2, 2008, we understand that the Staff is requesting that MetLife include disclosure to the effect that it “is an underwriter.” We have been advised that MetLife has the following response:
Following telephone discussions with the Staff, MetLife has considered the issue of whether the Registration Statement should include a statement that MetLife is an underwriter in connection with its proposed exchange offer. After careful consideration, MetLife respectfully submits that the inclusion of such a statement would not be appropriate, but MetLife is willing to include a statement that it may be an underwriter.
Section 2(a)(11) of the Securities Act defines an underwriter as a “person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.”
MetLife respectfully submits that it does not fall within this definition for purposes of the exchange offer because (1) MetLife is not purchasing common stock from RGA with a view to distributing such stock; and (2) it is not offering or selling RGA common stock for RGA (or participating in either (1) or (2)). In the exchange offer, MetLife is effectively disposing of RGA common stock that it has held for years for outstanding MetLife common stock. MetLife is not engaging in the transaction on behalf of RGA or primarily for RGA.
Moreover, as disclosed in the Registration Statement, MetLife did not control RGA in its decision to agree to engage in the transactions described in the Registration Statement. The recapitalization and distribution agreement, which governs the transactions contemplated by the Registration Statement, was negotiated entirely on an arms-length basis with a special committee of RGA’s board of directors consisting only of independent directors. The special committee retained independent legal and financial advisors and unanimously recommended RGA board approval of the recapitalization and distribution agreement following nearly 20 months of negotiation with MetLife and its advisors. Moreover, although MetLife owns approximately 52% of the outstanding RGA common stock, MetLife’s designees comprise only a minority (three out of eight) of the RGA board of directors, and upon unanimous recommendation of the RGA special committee the RGA board of directors approved the recapitalization and distribution agreement with the three MetLife designees abstaining. Therefore, MetLife should not be viewed as controlling RGA in its decision to engage in the split-off transactions described in the Registration Statement.
Furthermore, as previously noted, Form S-4 does not require any admission of underwriter status or liability. According to Item 7 of Form S-4, in the event that a person or party is

U.S. Securities and Exchange Commission
Division of Corporation Finance

deemed an underwriter of the securities to be offered, the information required by Item 507 of Regulation S-K must be disclosed to the extent that such information is not already furnished in the Form S-4. Even if it is assumed for the sake of argument that MetLife were an underwriter for the exchange offer, all of the information required to be disclosed by Item 7 and Item 507 has already been disclosed in the Registration Statement. Neither Item 7 nor Item 507 requires that a party explicitly identify itself as an underwriter or admit that it has such liability, especially here, where it is believed there are compelling arguments to the contrary. MetLife further notes that, to its knowledge, none of the precedent split-off transactions included such an admission, even where such transaction may not have involved arms-length negotiations such as the ones that existed here.
In sum, MetLife respectfully submits that it would be inappropriate to require an admission in the Registration Statement that MetLife is an underwriter. This admission would presumably foreclose MetLife’s ability to argue before a court to the contrary, even though there are compelling arguments to support the view that MetLife is not an underwriter. Furthermore, MetLife does not believe that such admission is required by the rules of Form S-4. Nonetheless, MetLife would be prepared to include the following statement in the Registration Statement:
“In connection with the exchange offer, MetLife may be deemed to be an ‘underwriter’ within the meaning of Section 2(a)(11) of the Securities Act of 1933.”
MetLife believes that such disclosure — which is consistent with recent precedent split-off transactions, including Kraft Food’s split-off of Cable Holdco, Inc. common stock (Registration No. 333-150222) — strikes the appropriate balance of disclosing to the public that MetLife may be deemed to be an underwriter in connection with the exchange offer (and does not preclude the ability of any shareholder to argue such before a court) and preserving MetLife’s ability to argue that it is not an underwriter in connection with the exchange offer, which MetLife respectfully submits is compelling in the circumstances.
MetLife and the Company appreciate the Staff’s continued review and look forward to hearing from you with respect to the New Registration Statement. As discussed with the Staff, subject to the review by the Staff of this filing and any comments it may have, MetLife and the Company would desire to begin printing the prospectus for the exchange offer on Monday, August 11, 2008 so that it is able to mail the exchange offer prospectus on Thursday, August 14, 2008, and file an amendment to the Registration Statement with all of the blanks completed (including the pricing information) on Thursday, August 14, 2008, with a request for acceleration for effectiveness on the same day.

U.S. Securities and Exchange Commission
Division of Corporation Finance

If you require any additional information on these matters, or if we can provide you with any other information which will facilitate your review of this filing, please advise us at your earliest convenience. You may reach me at 314-259-2296 or R. Randall Wang at 314-259-2149, or either of us by fax at 314-259-2020.
Very truly yours,

/s/	James R. Levey

cc:	Christine Allen
Carlton Tartar

Jack B. Lay, Reinsurance Group of America, Incorporated
James L. Lipscomb, MetLife, Inc.
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
David K. Lam, Wachtell, Lipton, Rosen & Katz